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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 7

                              Polaroid Corporation
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             (Exact name of registrant as specified in its charter)


               Delaware                               04-17346SS
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 (State of incorporation or organization)   (I.R.S. Employer Identification No.)



549 Technology Square, Cambridge, MA                     02139
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(Address of principal executive offices)              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
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                                (Title of Class)


Securities to be registered pursuant to Section 12(g) of the Act:

         Title of each class              Name of each exchange on which
         to be so registered              each class is to be registered
         -------------------              ------------------------------

     Common Stock Purchase Rights             New York Stock Exchange


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Item 1.  Description of Securities to be Registered
         ------------------------------------------

         On July 13, 1998, Polaroid Corporation (the "Company") entered into the Seventh Amendment (the "Amendment") to the Rights Agreement dated as of September 9, 1986 (as amended, the "Rights Agreement") with BankBoston, N.A., as successor Rights Agent.

         The Amendment adds to the Rights Agreement a limited exception for an inadvertent triggering of the Rights by a third party who has acquired 20% or more of the Company's outstanding Common Stock solely for investment purposes but has no intention of changing or influencing control of the Company. If the Board makes a good faith determination that such person has become an Acquiring Person inadvertently, this exception permits such person to divest itself of a sufficient number of shares as promptly as practicable so that such person will no longer be deemed an Acquiring Person.

         The inadvertent trigger exception also provides that the Company's repurchase and reduction of the number of common shares outstanding that raises the proportion of shares of Common Stock beneficially owned by a person to more than 20% but less than 25% or more will not cause such person to become an Acquiring Person or require such person to divest itself of any shares. However, in the event such person thereafter acquires any additional shares resulting in ownership of 20% or more of the outstanding Common Stock, such acquisition will trigger the Rights. Furthermore, if the Company's acquisition of Common Shares causes a Person to own 25% or more of the outstanding Common Stock, such Person must divest itself as promptly as practicable of a sufficient number of shares to own less than 25% of the outstanding Common Stock. Such Person will also be subject to prohibitions upon the acquisition of additional shares resulting in beneficial ownership of 20% or more of the outstanding Common Stock.

         The Amendment also appoints BankBoston, N.A., as successor Rights Agent to succeed First Chicago Trust Company of New York pursuant to the terms of the Rights Agreement.

         A summary of the Company's Rights to Purchase Series A Participating Cumulative Preferred Stock, as amended, follows. Capitalized terms not defined herein shall have their meanings as set forth in the Rights Agreement.


                                Summary of Rights
                                -----------------

         On September 9, 1986, the Board of Directors of the Company declared a dividend for each share of Common Stock, par value $1 per share, in the form of a Right to purchase one one-hundredth (1/100th) of a share of Series A Participating Cumulative Preferred Stock, par value $1 per share, of the Company (the "Preferred Shares") at a price of $200 (the "Purchase Price").



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                                                                               2


An identical Right also attaches to all Common Shares issued after the initial dividend disbursement.

         The Rights do not in themselves represent any value separate from the Common Stock and are not exercisable until the occurrence of a "Distribution Date." A Distribution Date is defined as the earlier of (i) the tenth day after the first public disclosure that any person or group (including an Affiliate or Associate of such group) acquired beneficial ownership or the right to acquire ownership of 20% or more of the outstanding Common Stock (such person or group being called an "Acquiring Person"), (ii) the occurrence of any Triggering Event or (iii) ten days after (or such later date as the Board may determine) the commencement or an announcement of an intention to commence a tender offer the consummation of which would result in the beneficial ownership of 30% or more of the outstanding Common Stock.

         A person is deemed to be an Acquiring Person if such person, together with all Affiliates and Associates of such person, directly or indirectly, beneficially owns 20% or more of the outstanding Common Stock. "Affiliate" is defined in the Agreement to mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. "Associate" is defined to mean: (1) any corporation or organization of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such person or any relative of such spouse who has the same home as such person or who is a director or officer of the subject company or any of its parents or subsidiaries.

         Until a Distribution Date, after which the Rights become exercisable, each certificate of Common Stock also represents one Right and is registered in the name of the holders thereof. The Rights trade with the Common Stock and are not required to be evidenced by a separate ownership certificate. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Following a Distribution Date, the Rights will trade separately from the Common Stock, and separate certificates of representation will be issued as soon as practicable. These separate Rights Certificates will thereafter evidence the Rights.

         Rights beneficially owned by holders of 20% or more of the outstanding shares of Common Stock are not exercisable under any conditions and will be null and void upon the occurrence of a Triggering Event.



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                                                                               3


         The Rights expire on July 1, 2000, but may be extended by the Board for no more than seven years without formally amending the Rights Agreement. Prior to authorizing any extension, the Board is required to put the question of extending the expiration date of the plan to the stockholders of the Company; however, the outcome of the vote is only for the information and guidance of the Board and shall not limit the action of the Board.

         After the Distribution Date, the Rights can become valuable under various circumstances in which the payment of the Purchase Price will entitle the holder thereof to more than one fraction of a share of Series A Preferred Stock. A merger or other business combination to which the Company is a party, or the sale, lease, exchange or other transfer (in one or more transaction) of 50% of its assets or assets representing 50% or more of its earning power constitutes such a circumstance. If the Company is the surviving entity in such a transaction, each Right would then entitle the holder to purchase for the Purchase Price Common Stock of the Company with a market value of two times the Purchase Price. If the Company is not the surviving entity in such a transaction, then each Right would entitle the holder to purchase for the Purchase Price capital stock or other securities of the acquiring entity or an affiliate with publicly-traded common shares, having a market value of two times the Purchase Price.

         The Rights also become valuable in the event an Acquiring Person (i) acquires beneficial ownership of 20% or more of the outstanding shares of Common Stock, unless pursuant to an all cash tender offer for all outstanding shares of Common Stock at a price and on other terms at least equal to the highest price per share paid by such Acquiring Person within the two years immediately prior to the Distribution Date or at any time thereafter and determined by the Board to be fair and adequate or (ii) engages in certain "self-dealing" transactions with the Company. In the case of either of such events, each Right will thereafter entitle the holder of the Right to purchase for the Purchase Price that number of shares (or fractions thereof) of Series A Preferred Stock equivalent to the number of shares of Common Stock which at the time of the transaction will have a market value of two times the Purchase Price.

         The Rights may be redeemed only in whole, but not in part, at a price of $.05 per Right (the "Redemption Price") by the Board at its option any time prior to the earlier of (i) the tenth day following the Share Acquisition Date,
(ii) the occurrence of a Triggering Event or (iii) the date upon which the Rights expire by terms of the Agreement. However, in the event the Company receives an Offer (as defined below), the Company can only redeem the Rights by way of shareholder action taken at a special meeting of shareholders called by the Board for the purpose of voting on a resolution requesting the Board to accept such Offer and which must be held not less than 90 and more than 120 days after the date the Offer is received. Such shareholder



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                                                                               4


action requires the affirmative vote of a majority of all shares of Common Stock and any other stock entitled to vote in the election of directors and management affairs of the Company, and is effective immediately prior to the consummation of any tender offer consummated within 60 days after the special meeting at a price per share equal to or greater than the price and with terms no less favorable to those contained in the resolution adopted at the special meeting. An "Offer" is defined in the Rights Agreement as a written proposal delivered to the Company by any person which (i) provides for the acquisition of all the outstanding shares of stock entitled to voting rights held by any person other than the Offeror on the same terms for consideration that is at least 80% cash;
(ii) is accompanied by a written opinion of a nationally recognized investment banking firm stating that the price to be paid is fair and includes any written presentation showing the range of values underlying such conclusion; (iii) is accompanied by written financing commitments for the full amount of all financing together with all materials used in the credit decision; (iv) requests the Company to call a special meeting and contains the written agreement of the Offeror to pay at least one-half of the Company's costs of such special meeting;
(v) is conditioned upon a commitment of the Offeror to purchase a majority of voting stock pursuant to the Offer; (vi) such offer by its terms (a) remains open for at least 20 business days after the special meeting and an additional 10 business days after any change in price and (b) provides that after its consummation the Offeror commits either to offer to acquire within 30 business days all the remaining shares at the same price as paid in the Offer or to initiate within 50 business days and consummate promptly thereafter a merger providing such same price for all remaining shares; and (vii) is made by and on behalf of an Offeror which is not a foreign issuer. In the determination of the Offer's fairness, the Board retains the authority to reject, advise the shareholders to reject, or take other action in response to the Offer necessary to the exercise of its fiduciary duties.

         Immediately upon shareholder adoption of a resolution approving the Board's acceptance of an Offer, the ability of the Board to redeem the Rights will terminate and the only existing right of a holder shall be to receive the redemption price for the Rights.

         At any time prior to the Distribution Date, the Company may supplement or amend any provision of the Rights Agreement without the approval of any holders of the Rights. From and after the Distribution Date, the Company may amend the Rights Agreement without the approval of any holders of the Rights to
(i) cure any ambiguity or correct any defective provision or (ii) make any other necessary or desirable changes which shall not adversely affect the interests of the holders of the Rights. However, at any time when there shall be an Acquiring Person, the Agreement may be supplemented or amended only if the Board of Directors of the Company, with the concurrence of a majority of the


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                                                                               5


Disinterested Directors, determines that such supplement or amendment is in the best interests of the Company and its stockholders.


         The Rights Agreement contains a limited exception for an inadvertent triggering of the Rights by a third party who has acquired 20% or more of the Company's outstanding Common Stock solely for investment purposes but has no intention of changing or influencing control of the Company. If the Board makes a good faith determination that such person has become an Acquiring Person inadvertently, this exception permits such person to divest itself of a sufficient number of shares as promptly as practicable so that such person will no longer be deemed an Acquiring Person.

         The inadvertent trigger exception also provides that the Company's repurchase and reduction of the number of common shares outstanding that raises the proportion of shares of Common Stock beneficially owned by a person as well as its Affiliates and Associates to more than 20% but less than 25% or more will not cause such person to become an Acquiring Person or require such person to divest itself of any shares and will not trigger the Rights. However, in the event such person thereafter acquires any additional shares resulting in beneficial ownership of 20% or more of the Common Stock then outstanding, such person will trigger the Rights and become an Acquiring Person. Furthermore, if the Company's acquisition of Common Shares causes a Person to beneficially own 25% or more of the then outstanding Common Stock, such Person must divest itself as promptly as practicable of a sufficient number of shares to own less than 25% of the outstanding Common Stock to avoid becoming an Acquiring Person. Such Person will also be subject to prohibitions upon the acquisition of additional Common Shares resulting in beneficial ownership of 20% or more of the outstanding Common Stock.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


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Item 2.  Exhibits
         --------

                  11. Seventh Amendment dated as of July 13, 1998, to the Rights Agreement between Polaroid Corporation and BankBoston, N.A., as successor Rights Agent.


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                                                                               7


                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                            POLAROID CORPORATION

                                     By:    /s/ Thomas M. Lemberg
                                            -----------------------------------
                                     Name:  Thomas M. Lemberg
                                     Title: Senior Vice President,
                                            General Counsel and
                                            Secretary

July 13, 1998